Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Group Secretariat

RECEIVED MAR 22 2007 185

9th March 2007

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07022130

SUPPL

Dear Sir

Jardine Matheson Holdings Limited

I enclose for your attention a notification dated 9th March 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

Dir/2k703xx/mc/p.2

Regulatory Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Director Declaration
Released	11:12 09-Mar-07
Number	6665S

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

In compliance with LR 9.6.13R of the listing rules of the Financial Services Authority (the "FSA"), we set out below the directorships and/or commissionerships in other publicly quoted companies in the previous five years of the following individuals who were appointed as Directors of the Company with effect from 1st April 2007:-

1. Peter James Holland Riley

   Present directorship:
   - Dairy Farm International Holdings Limited

   Past directorships:
   - BALtrans Holdings Limited
   - Jardine Davies Inc (renamed JTH Davies Holdings, Inc, no longer a public listed company since 8th December 2006)

2. Adam Phillip Charles Keswick

   Present directorships:-
   - Cycle & Carriage Bintang Berhad #
   - Edaran Otomobil Nasional Berhad
   - Jardine Cycle & Carriage Limited *
   - MCL Land Limited#

   # will step down as Director with effect from 31st March 2007
   * *will step down as Group Managing Director with effect from 31st March 2007*

   Present commissionerships:
   - PT Astra International Tbk
   - PT Bank Permata Tbk
   - PT United Tractors Tbk

3. Benjamin William Keswick

   Present directorship:
   - The Oriental Hotel (Thailand) Public Company Limited

   Past directorship:
   - JTH Davies Holdings, Inc (formerly Jardine Davies Inc, no longer a public listed company since 8th December 2006)

   Also appointed as Group Managing Director of Jardine Cycle & Carriage Limited and Director of Cycle & Carriage Bintang Berhad and MCL Land Limited with effect from 1st April 2007

We confirm that there are no other details in respect of the above individuals as required under LR 9.6.13R of the listing rules of the FSA which need to be disclosed by the Company.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

9th March 2007

www.jardines.com

END